File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

(Filed March 29, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 29, 2007

SHAREHOLDERS' NOTICE

PAYMENT OF DIVIDENDS

San Pedro Garza Garcia, N.L., Mexico - March 29, 2007 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO). Pursuant to the agreement reached by the Ordinary General Shareholders Meeting of Vitro, S.A.B. de C.V. held on the 28th day of March of 2007, the shareholders are informed that the payment of a cash dividend in an amount of Ps. $0.37 MexCY (thirty-seventh cents) per share will be paid in exchange of the coupon number 66 attached to each of the outstanding, ordinary, nominal, fully paid and no par value VITRO Series "A" Classes I and II shares identified as issuance March 1999 for Class I and September 2006 for Class II.

The dividend will be paid as from April 18, 2007 through the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores to the shares deposited in such institution. The shareholders that materially held their shares certificates should assist to the offices of the Company located at Avenida Roble 660, Colonia Valle del Campestre in San Pedro, Garza Garcia, Nuevo Leon in working days, from 9:00 to 12:30 hours and show their shares certificates with the coupon number 66 attached.

The dividend will be paid from the "Net Profit Account" (Cuenta de Utilidad Fiscal Neta) therefore no withholding tax will be applied pursuant to the current provisions of the Mexican Tax Law.

San Pedro, Garza Garcia, Nuevo Leon, on the 28th day of March of 2007.

____________________________________________

ALEJANDRO FRANCISCO SANCHEZ MUJICA

Secretary of the Board of Directors

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass; beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at: http://www.vitro.com

For further information, please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 29, 2007